Exhibit 99.7

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Authorized Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 14, 2024, AT 10:00 A.M.

Date, Time and Place: May 14, 2024, at 10:00 a.m., at the headquarters of JBS S.A. (“Company”), at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the city and state of São Paulo, by videoconference and in person.

Call notice: The call notice was emailed to the members of the Board of Directors, pursuant to article 18 of the Company’s Bylaws.

Attendance: The necessary quorum for the Company’s Board of Directors’ Meeting to be called to order was confirmed with the presence of all board members, pursuant to Articles 15 and 18 of the Company’s Bylaws, namely: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes (delegated by Jeremiah O’Callaghan, pursuant to the Company’s Bylaws), Paulo Bernardo Silva and Cledorvino Belini.

The meeting was also attended by Messrs. Gilberto Tomazoni, Global Chief Executive Officer, Wesley Mendonça Batista Filho, Chief Executive Officer of JBS USA, Henrique Batista, Chief Executive Officer of Huon Aquaculture, Guilherme Perboyre Cavalcanti, Global Chief Financial and Investor Relations Officer, Daniel Pitta, Chief Legal Officer, all of whom Company employees, as well as Messrs. Fabian Junqueira and Rafael Santos, representatives of KPMG Auditores Independentes Ltda. (“KPMG”). Mr. Fernando Nunes Meller, Human Resources Officer, also attended the meeting.

Presiding Board: Jeremiah O’Callaghan, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: (i) to present an overview of the current market scenario and the operations of the Company and its subsidiaries, including a market overview of the period ended March 31, 2024; (ii) to analyze and assess the Company’s interim financial information accompanied by the Independent Auditor’s Report referring to the period ended March 31, 2024 (“Financial Statements”); (iii) to analyze the opinion expressed by the Company’s Statutory Audit Committee (“SAC”) on the Financial Statements; (iv) to discuss the Independent Auditors’ Report on the Financial Statements (“Independent Auditor’s Report”) with the representatives of KPMG Auditores Independentes Ltda.; (v) to discuss and resolve on sending the Company’s Financial Statements and the Independent Auditor’s Report referring to the period ended March 31, 2024 for disclosure; (vi) to present and provide an update of the Company’s liability management activities; (vii) to change the composition of the Advisory Committees to the Board of Directors; and (viii) to presentation the initiatives carried out by the Company in humanitarian aid to victims of the heavy rains in the state of Rio Grande do Sul.

Discussions and Resolutions:

(i) the meeting began with Messrs. Gilberto Tomazoni, Guilherme Perboyre Cavalcanti and Wesley Mendonça Batista Filho presenting an overview of the operations of the Company and its subsidiaries for the quarter ended March 31, 2024;

(ii) the members of the Board of Directors analyzed and discussed the Financial Statements;

(iii) Mr. Carlos Hamilton Vasconcelos Araujo, Coordinator of the SAC, stated that the members of the SAC: (a) analyzed the Financial Statements; (b) monitored the audit work conducted by KPMG through inquiries and discussions; and (c) formally asked questions about relevant acts and transactions carried out by the Company’s Management included in the Financial Statements. Based on the review and on information and clarifications received, and taking into consideration the Auditor’s Report, the members of the SAC declared that they have assessed the Company’s Financial Statements for the period ended March 31, 2024, with emphasis on the adoption of the accounting practices and compliance with the applicable rules, considering that they are appropriate and reflect the Company’s information therein, recommending that they be submitted for analysis of the Company’s Board of Directors;

(iv) Mr. Fabian Junqueira, representative of KPMG, presented the work performed by KPMG concerning the Financial Statements, underscoring the independence, the communications required by auditors, the fact that they did not diverge with the Company’s management and that, based on the audit work carried out, no evidence was identified regarding fraud or errors, conflicts of interest, significant deficiencies or materials weaknesses in internal controls, and that the contingency processes were reviewed by the independent auditors based on applicable review rules. Additionally, Mr. Fabian Junqueira also stated that they did not identify any overall matter that could impact KPMG’s professional independence, that KPMG had access to all requested information, and that they did not identify material adjustments to be made upon completion of the audit work. All questions asked by the Board members were duly answered by Mr. Fabian Junqueira;

(v) after the aforementioned facts, the Board members unanimously authorized the Company’s Management to disclose the Company’s Financial Statements for the period ended March 31, 2024;

(vi) Mr. Guilherme Perboyre Cavalcanti presented the Company’s liability management transactions, to all the Board of Directors members;

(vii) Mr. Jeremiah O’Callaghan proposed changing the composition of the Advisory Committees to the Board of Directors.

After analyzing and discussing the matter, the members of the Board of Directors resolved, by unanimous vote, to approve and amend the composition of the Social and Environmental Responsibility Committee, the Financial and Risk Management Committee, the Diversity, Equity and Inclusion Committee and the Governance, Compensation, and Nomination Committee, maintaining the structures of the Statutory Audit Committee and the Related Parties Committee, as follows:

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY COMMITTEE

NAME	ROLE ON THE COMMITTEE
JEREMIAH O’CALLAGHAN	COORDINATOR
JOESLEY MENDONÇA BATISTA	MEMBER
ALBA PETTENGILL	MEMBER
FRANCISCO TURRA	MEMBER
KATIA ABREU	MEMBER
PAULO BERNARDO	MEMBER
GELSON MERISIO	MEMBER

FINANCIAL AND RISK MANAGEMENT COMMITTEE

NAME	ROLE ON THE COMMITTEE
GUILHERME PERBOYRE CAVALCANTI	COORDINATOR
GILBERTO TOMAZONI	MEMBER
WESLEY MENDONÇA BATISTA	MEMBER
JOESLEY MENDONÇA BATISTA	MEMBER
WESLEY MENDONÇA BATISTA FILHO	MEMBER
CARLOS HAMILTON VASCONCELOS ARAÚJO	MEMBER
GELSON MERISIO	MEMBER
CLEDORVINO BELINI	MEMBER

GOVERNANCE, COMPENSATION AND NOMINATION COMMITTEE

NAME	ROLE ON THE COMMITTEE
JEREMIAH O’CALLAGHAN	COORDINATOR
FRANCISCO TURRA	MEMBER
CARLOS HAMILTON VASCONCELOS ARAÚJO	MEMBER
KATIA ABREU	MEMBER
PAULO BERNARDO	MEMBER
WESLEY MENDONÇA BATISTA	MEMBER

DIVERSITY, EQUITY AND INCLUSION COMMITTEE

NAME	ROLE ON THE COMMITTEE
JEREMIAH O’CALLAGHAN	COORDINATOR
WESLEY MENDONÇA BATISTA	MEMBER
MARCELA ROCHA	MEMBER
ALBA PETTENGILL	MEMBER
JURIANA SPERANDIO	MEMBER
GELSON MERISIO	MEMBER

STATUTORY AUDIT COMMITTEE

NAME	ROLE ON THE COMMITTEE
CARLOS HAMILTON VASCONCELOS ARAÚJO	COORDINATOR OF THE STATUTORY AUDIT COMMITTEE AND INDEPENDENT MEMBER OF THE BOARD OF DIRECTORS
PAULO SÉRGIO CRUZ DORTAS MATOS	INDEPENDENT MEMBER OF THE STATUTORY AUDIT COMMITTEE
GELSON MERISIO	INDEPENDENT MEMBER OF THE BOARD OF DIRECTORS AND THE STATUTORY AUDIT COMMITTEE

RELATED PARTIES COMMITTEE

NAME	ROLE ON THE COMMITTEE
GELSON MERISIO	COORDINATOR
PAULO SÉRGIO DORTAS	MEMBER
CARLOS HAMILTON VASCONCELOS ARAÚJO	MEMBER
ALBA PETTENGILL	MEMBER

(viii) Lastly, Mr. Fernando Nunes Meller addressed the Company’s initiatives in humanitarian aid for the victims of the heavy rains in the state of Rio Grande do Sul. He mentioned the seriousness of the situation, mentioning that over 440 municipalities and 2 million people were affected, with 600,000 people removed from their homes.

Mr. Fernando Nunes Meller detailed the immediate assistance actions provided by JBS to the victims and, mainly, to our employees, including anticipation of the Christmas bonus for all employees in Rio Grande do Sul, donations of personal hygiene and cleaning items, 70 tons of proteins, 450,000 liters of water, basic food baskets, mattresses, blankets and psychological support, in addition to tons of donations collected at all units.

Mr. Wesley Mendonça Batista suggested that the Company’s main executives visit the affected factories and families of employees in Rio Grande do Sul, to see what support measures the Company can take to help these families, which was supported and approved by all members of the Board of Directors.

The members of the Board of Directors discussed the presented information and asked questions, and all of which were duly clarified by Mr. Fernando Nunes Meller.

Minutes in Summary Form: The Board of Directors authorized the drawing up of these minutes in summary form with the omission of the signatures of the attendees, pursuant to paragraphs 1 and 2 of article 130 of Brazilian Corporate Law.

Closure: There being no further business to address, the floor was opened to anyone who wished to speak and, as no one did, the meeting was adj ourned for the drawing up of these minutes, which were then read, approved, and signed by all attendees.

Attending Board Members: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes (delegated by Jeremiah O’Callaghan, pursuant to the Company’s Bylaws), Paulo Bernardo Silva and Cledorvino Belini.

This is a free English translation of the Minutes of the Board of Directors’ Meeting
drawn up in the Company’s records.

São Paulo, May 14, 2024.

Milena Hitomi Yanagisawa
Secretary